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APR 18 2024

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70044

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Dynamic Capital Investments, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4050 E. Cotton Center Blvd - Suite 40
(No. and Street)

Phoenix	AZ	85040
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sarah Russell	888-990-0438	srussell@oxgllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael T Remus CPA
(Name – if individual, state last, first, and middle name)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

02/23/2010	3598
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John P West, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Dynamic Capital Investments, LLC, as of 12/31, 20[illegible], is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LESA SKARLOT
Notary Public, State of Arizona
Maricopa County
Commission # 627438
My Commission Expires
May 02, 2026

Signature: [signature]

Title: CEO

[signature]
Notary Public 4/15/2024

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Dynamic Capital Investments, LLC

(A wholly owned subsidiary of 180 Degree Holding Company, LLC)
(SEC I.D. No. 8-70044)

Report Pursuant to Rule 17a-5 of

The Securities and Exchange Commission

Financial Statements and Supplemental Schedules

As of and for the Year Ended December 31, 2023

(Including Report of Independent Registered Public Accounting Firm)

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Report of Independent Registered Public Accounting Firm

To: The Member
Dynamic Capital Investments, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Dynamic Capital Investments, LLC as of December 31, 2023, and the related statements of operations, changes in member equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Dynamic Capital Investments, LLC as of December 31, 2023 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Dynamic Capital Investments, LLC's management. My responsibility is to express an opinion on Dynamic Capital Investments, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Dynamic Capital Investments, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) has been subjected to audit procedures performed in conjunction with the audit of Dynamic Capital Investments, LLC's financial statements.

The supplemental information is the responsibility of Dynamic Capital Investments, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as Dynamic Capital Investments, LLC's auditor since 2023.

Michael T. Remus, CPA
Hamilton Square, New Jersey
April 14, 2024

Dynamic Capital Investments, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2023

ASSETS

Cash	$	196,687
Prepaid Expenses		51,413
Other receivable		17,062
Total Assets	$	265,162

LIABILITIES AND MEMBER EQUITY

Accounts payable and accrued expenses	$	38,585
Due to parent		10,010
Total Liabilities		48,595
Commitments and Contingencies (Note 8)		
Member Equity		216,567
Total Liabilities & Member Equity	$	265,162

See accompanying notes.

Dynamic Capital Investments, LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2023

Expenses		
Professional fees	$	447,353
Compensation		177,674
Occupancy		10,570
Office expense		9,366
Taxes and licenses		3,412
Regulatory fees		28,446
Travel and entertainment		2,434
Advertising and marketing		2,355
Dues		1,917
Technology, data and communication		298
Total expenses		683,825
Net Loss	$	(683,825)

See accompanying notes.

Dynamic Capital Investments, LLC

STATEMENT OF CHANGES IN MEMBER EQUITY

Year Ended December 31, 2023

Balance at January 1, 2023	$	93,908
Member contributions		890,000
Debt to equity conversion		13,320
Member withdrawal		(96,836)
Net Loss		(683,825)
Balance at December 31, 2023	$	216,567

See accompanying notes.

Dynamic Capital Investments, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(683,825)
Adjustments to Reconcile Net Loss to Net Cash Used In Operating Activities:		
Conversion of inter-company payable to equity		13,320
(Increase) Decrease in Operating Assets:		
Prepaid expenses		(50,009)
Other receivable		(17,062)
Increase (Decrease) in Operating Liabilities:		
Accounts payable and accrued expenses		34,085
Due from parent		10,010
Net cash used in operating activities		(693,481)
Cash Flows From Financing Activities		
Member contributions		890,000
Member withdrawal		(96,836)
Net cash provided by financing activities		793,164
Net increase in cash		99,683
Cash at Beginning of Year		97,004
Cash at End of Year	$	196,687
Supplemental Cash Flows Disclosures		
Cash paid for income taxes	$	-
Cash paid for interest	$	-
Non-cash investing and financing activities:		
Conversion of inter-company payable to equity	$	13,320

See accompanying notes.

Dynamic Capital Investments, LLC
Notes to Financial Statements
December 31, 2023

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Dynamic Capital Investments (the "Company") and (formerly known as 180 Degree Capital BD, LLC) is a broker-dealer registered on June 5, 2018 with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed as a Limited Liability Corporation under the laws of Delaware on October 4, 2017. The sole member of the Company is 180 Degree Holding Company, LLC. (the "Parent").

The Company's primary business activities may include raising capital for investment funds which may be affiliated with the Parent and private placement of securities. No such activities were conducted during the year. The Company holds no customer funds or securities and does not participate in the underwriting of Securities.

The Company's activities are subject to significant risks and uncertainties, including the risk and uncertainty that planned operations do not materialize as planned.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Statement of Cash Flows

Cash includes cash on deposit. For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2023.

NOTE 3. INCOME TAXES

No federal or state income taxes have been provided for in the accompanying financial statements, as the operations reflected therein will be included in the Parent's income tax returns, and the Parent is responsible for paying any taxes due.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The Company files income tax returns in the U.S. federal, state, and local jurisdictions.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2023. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2018.

In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2023.

NOTE 4. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3- 1), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 62/3% of aggregate indebtedness and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2023, the Company had net capital of $148,092 which was $143,092 in excess of the required minimum net capital of $5,000. The ratio of aggregate indebtedness to net capital was 32.81%.

The Company does not handle customers' cash or securities. The Company relies on Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

NOTE 5. RELATED-PARTY TRANSACTIONS

The Parent and the Company entered into a service agreement under which the Parent allocates expenses to the Company. The Parent allocated $10,570 in rental expenses under the service agreement for the year ended December 31, 2023.

NOTE 6. CONCENTRATIONS AND ECONOMIC DEPENDENCY

The Company is dependent on continued capital contributions from its parent in order to meet its minimum net capital requirements.

The Company maintains its cash at a financial institution in amounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2023. As of December 31, 2023, there were no cash balances held in any accounts that were not fully insured.

NOTE 7. FAIR VALUE

Cash, receivables (if any), accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

NOTE 8. COMMITMENTS AND CONTINGENCIES

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2023, the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2023 or during the year then ended.

In the ordinary course of business, the Company is subject to inquiries from certain regulators. There are no pending regulatory inquiries to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on its financial position.

NOTE 9. EXEMPTION FROM RULE 15C3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

Dynamic Capital Investments, LLC
Notes to Financial Statements
December 31, 2023

NOTE 10. <u>SUBSEQUENT EVENTS</u>

Management evaluated the activity of the Company through the date these financial statements were issued and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2023

DYNAMIC CAPITAL INVESTMENTS, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2023

Member Equity	$	216,567
Less non-allowable assets and deductions		
Prepaid expenses and other non-allowables		68,475
Net capital before haircuts on securities positions	$	148,092
Less: Haircuts and exempted securities		0
NET CAPITAL	$	148,092
AGGREGATE INDEBTEDNESS	$	48,595
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)	$	3,240
MINIMUM NET CAPITAL DOLLAR REQUIREMENT	$	5,000
Net capital requirement (greater of computed minimum net capital or minimum dollar requirement)		
MINIMUM NET CAPITAL REQUIRED	$	5,000
EXCESS NET CAPITAL	$	143,092
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		32.81%
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2023)		
Net Capital, as reported in Company's Part II unaudited Focus Report	$	148,092
Net Capital, per above		148,092
Difference	$	-

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company's FOCUS Report as of December 31, 2023.

Dynamic Capital Investments, LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Act of 1934
December 31, 2023

SCHEDULE II

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 pursuant to Footnote 74 of SEC Release 34-70073 under the Securities Exchange Act of 1934.

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
Dynamic Capital Investments, LLC

I have reviewed management's statements, included in the accompanying Statement of Exemption from SEC Rule 15c3-3, in which (1) Dynamic Capital Investments, LLC identified the following provisions of 17 C.F.R. §240. 15c3-3(k) under which Dynamic Capital Investments, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(2)(ii) and Footnote 74 of the SEC Release No. 34-70073, (the "exemption provisions") and (2) Dynamic Capital Investments, LLC stated that Dynamic Capital Investments, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and Footnote 74 of the SEC Release No. 34-70073 of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
April 14, 2024

Dynamic Capital Investments, LLC
4050 E. Cotton Center Blvd
Phoenix, AZ 85040

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

Dynamic Capital Investments, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 5240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Statement was prepared as required by 17 C.F.R. 5240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is designated by its FINRA membership agreement to operate under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company conducted no business activities during the most recent fiscal year and therefore as contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 it may file an exemption report. In addition, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers and (3) does not carry PAB accounts (as defined in Rule 15c3-3 throughout the most recent fiscal year without exception.

Dynamic Capital Investments, LLC

I, John P. West, swear (or affirm) that, to my best knowledge and belief, this Exemption Statement is true and correct.

John P. West
Title: CEO